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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number ________

                           NOTIFICATION OF LATE FILING

(Check One): / / Form 10-KSB / / Form 11-K / / Form 20F /x/ Form 10-QSB / / Form N-SAR

                  For Period Ended: December 31, 1996

/ / Transition Report on Form 10-K     / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F     / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

                For the Transition Period Ended: _______________

  Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant   Diplomat Corporation

Former name if applicable

Address of principal executive office (Street and number)   25 Key Fries Drive

City, state and zip code    Stony Point, New York 10980

                                     PART II
                             RULE 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

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/x/  (a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/ / (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11- K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     The Company is unable to file its form 10-QSB within the prescribed period because it has not yet filed its 10-KSB for the year ended September 30, 1997. Many disclosures in the 10-QSB are contingent on the final version of the 10-KSB, making preparation difficult. Furthermore, the Company has been focusing its resources on completing the 10-KSB before fully turning its attention to the 10-QSB. As explained in the 12b-25 filed with respect to the 10-KSB, the Company has undergone significant changes in management which have made preparation of these reports impracticable. However, the Company fully expects to be able to file within the additional time allowed by this report.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Wesley C. Fredericks, Jr.                         (212) 752-9700
        (Name)                             (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                       / / Yes   /x/ No

     The Company has not filed its 10-KSB for the period ending
September 30, 1996. A 12b-25 has been filed extending the due date until February 26, 1997.

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       /x/ Yes   / / No

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     In the period covered by this 10-QSB, the Company had total revenues of
$7,047,522 and a net income of $521,401 compared to a loss of $1,179,356 for the comparable period of the prior year. The Company is reporting significantly increased revenues, costs of goods sold and selling, general and administrative expenses due to the acquisition of Biobottoms, Inc. The acquisition agreement was previously filed as an exhibit to the Company's 10-KSB for the year ended December 31, 1995. The increase in net income is due to the increased sales and a restructuring whereby the Company eliminated certain product and distribution lines. Details of the restructuring were disclosed in an 8K filing on November 26, 1996.

                              Diplomat Corporation
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    February 18, 1997               By /s/ Jonathan Rosenberg
                                           Jonathan Rosenberg
                                           President and Chief Executive Officer

     Instruction. the form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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